UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 28, 2021

Farmers National Banc Corp.

(Exact name of registrant as specified in its charter)

Ohio	001-35296	34-1371693
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20 South Broad Street, P.O. Box 555, Canfield, Ohio	44406-0555
(Address of principal executive offices)	(Zip Code)

(330) 533-3341

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, No Par Value	FMNB	The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operations and Financial Condition.

On July 28, 2021, Farmers National Banc Corp. (the “Company”) announced earnings for the quarter ended June 30, 2021. A copy of the press release and certain financial information for this period is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Pursuant to General Instruction B.2 of Current Report on Form 8-K, the information in this Item 2.02 and Exhibit 99.1 is being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section. Furthermore, the information in this Item 2.02 and Exhibit 99.1 shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended (the “Securities Act”) except as may be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

99.1	Press Release, dated July 28, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farmers National Banc Corp.

By:	/s/ Kevin J. Helmick
Kevin J. Helmick
President and Chief Executive Officer

Date: July 28, 2021

Exhibit 99.1

July 28, 2021

Press Release

Source:	Farmers National Banc Corp.

Kevin J. Helmick, President and CEO

20 South Broad Street, P.O. Box 555

Canfield, OH 44406

330.533.3341

Email: exec@farmersbankgroup.com

FARMERS NATIONAL BANC CORP. ANNOUNCES

2021 SECOND QUARTER FINANCIAL RESULTS

•	Record net income of $15.6 million for the quarter is 41% higher than same quarter in 2020

•	Net interest income increased 10.7% for the quarter compared to the same period a year ago, primarily as a result of a higher level of interest earning assets

•	Increases in fee income from wealth management businesses contributed to an 8% increase in total noninterest income compared to the second quarter in 2020

•	154 consecutive quarters of profitability

•	Return on average assets, annualized, was 1.90% for the second quarter

•	17% growth in customer non-brokered deposits in the current quarter compared to June 30, 2020

CANFIELD, Ohio (July 28, 2021) – Farmers National Banc Corp. (Farmers) (NASDAQ: FMNB) today reported financial results for the three months ended June 30, 2021.

Net income for the three months ended June 30, 2021 was $15.6 million, or $0.55 per diluted share, which compares to $11.0 million, or $0.39 per diluted share, for the three months ended June 30, 2020 and $14.6 million or $0.51 per diluted share for the linked quarter. Net income excluding acquisition costs (non-GAAP) for the quarter ended June 30, 2021 was $15.7 million or $0.55 per share, compared to $11.1 million or $0.39 per share for the same quarter in 2020 and $14.6 million or $0.51 per share for the most recent prior quarter.

Annualized return on average assets and annualized return on average equity were 1.90% and 17.17%, respectively, for the three month period ended June 30, 2021, compared to 1.56% and 14.02% for the same three month period in 2020, and 1.87% and 16.81% for the linked quarter. Farmers’ annualized return on average tangible equity excluding acquisition costs (non-GAAP) was 19.91% for the quarter ended June 30, 2021 compared to 16.75% for the same quarter in 2020 and 19.31% for the linked quarter.

On June 22, 2021, Farmers entered into an agreement and plan of merger with Cortland Bancorp Inc. (“Cortland”), the parent company of Cortland Savings and Banking Company (“Cortland Bank”). This transaction is subject to receipt of Cortland shareholder approval and customary regulatory approvals and is expected to close during the fourth quarter of 2021. Farmers expects that the transaction will increase Farmers’ market share in Trumbull, Mahoning and Cuyahoga Counties and enables Farmers to continue building local scale throughout Northeast Ohio. As of March 31, 2021, Cortland had total assets of $791.7 million, which included gross loans of $518.6 million, deposits of $680.3 million and equity of $81.1 million.

Kevin J. Helmick, President and CEO, stated, “Our record year-to-date financial results demonstrates Farmers strong position to grow earnings, despite the current low interest rate and loan environment. This success is a direct result of our win-win culture and providing business and retail customers with local, personal, and diversified financial services.”

“As a high performing financial institution, we believe we have significant opportunities to create value for shareholders. The recently announced acquisition of Cortland Bank immediately enhances economies of scale and our ability to expand Farmers’ diversified product offerings to Cortland Bank’s customer base.

“Our customer-first culture and the hard work of all our team members continues to drive our success. I want to thank everyone at Farmers for their dedication and look forward to welcoming Cortland Bank’s team to our corporate family,” concluded Mr. Helmick.

Farmers offered special financial assistance to support customers who were experiencing financial hardships related to the COVID-19 pandemic. The following table reports the number and amount of payment deferrals by loan type as of the dates listed:

	June 30, 2021		March 31, 2021		Dec. 31, 2020		Sept. 30, 2020		June 30, 2020
(dollars in thousands)	Balance	Number of Loans	Balance	Number of Loans	Balance	Number of Loans	Balance	Number of Loans	Balance	Number of Loans
Commercial real estate	$8,716	2	$16,584	5	$19,027	6	$155	1	$43,954	44
Commercial	0	0	0	0	1,424	2	0	0	8,515	69
Agriculture	0	0	0	0	0	0	469	2	8,340	22
Residential real estate	0	0	0	0	0	0	222	1	3,785	37
Consumer	0	0	0	0	2	1	2	1	1,858	100

Total	$8,716	2	$16,584	5	$20,453	9	$848	5	$66,452	272

The Company offered three month deferrals upon request by the borrowers, beginning in the middle of March, 2020 and concluding at the end of the three month deferral period. For those borrowers in industries that were greatly impacted by COVID-19, additional deferrals were considered and granted beyond the initial three month period. The range of deferred months for subsequent requests were three to nine months. The decline in deferred loans and balances was due to borrowers not requesting additional deferments and beginning to restart payments under the original terms of their loan.

Farmers is also a preferred SBA lender and we dedicated significant additional staff and other resources to help our customers complete and submit their applications and supporting documentation for loans offered under the Paycheck Protection Program (PPP) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act, so they could obtain SBA approval and receive funding as quickly as possible. During the initial 2020 period of the PPP program, the Company facilitated PPP assistance to 1,714 business customers totaling $199.8 million. The Company, on behalf of its customers, began processing borrower applications for PPP forgiveness at the beginning of September 2020. The SBA has up to ninety days to review an application for PPP forgiveness and provide a decision at the end of that review. Once forgiveness of the PPP loans has been communicated and payment is received from the SBA, the Company will record the cash received from the SBA, pay-off the loans based on the amount of forgiveness provided and accelerate the amount of net deferred loan fees/costs recognized for the portion of the PPP loans that are forgiven. During the period ended June 30, 2021, the Company has received life to date payments from the SBA for forgiveness of loans totaling $181.6 million, or approximately 90.8% of the PPP loans originated in 2020. The Company has processed $83.9 million in new loans for PPP loan funding during the six month period ended June 30, 2021. The Company has also received payments from the SBA for forgiveness of loans totaling $5.2 million, or approximately 6.2% of PPP loans originated in 2021.

2021 Second Quarter Financial Highlights

•	Loans

Total loans were $1.96 billion at June 30, 2021, compared to $2.15 billion at June 30, 2020, representing a decrease of 8.8%. The decrease in loans has occurred primarily in the PPP category, with $92.1 million, net of deferred fees, in outstanding balances at June 30, 2021 compared to $193.0 million at June 30, 2020 representing a decrease of $101 million or 52%. Average loans now comprise 64.7% of the Bank’s average earning assets for the quarter ended June 30, 2021, compared to 79.6% for the same period in 2020. A summary of loans summarized by industries that may have particular vulnerability to the effects of COVID-19 and their outstanding balance as a percentage of total loans, as of June 30, 2021, is shown in the following table:

(dollars in thousands)	Outstanding Balance	% of total loans
Restaurants and Catering Facilities	$38,819	1.98%
Hotels	40,957	2.09%
Golf Courses	7,095	0.36%
Energy	1,256	0.07%

Total	$88,127	4.65%

•	Deposits and Liquidity

Farmers maintains, in the opinion of management, liquidity sufficient to satisfy depositors’ requirements and meet the credit needs of its customers. The Company’s non-brokered deposits increased 17% from $2.4 billion at June 30, 2020 to $2.8 billion at June 30, 2021. As a result of the large increase in deposits, the loan to deposit ratio at June 30, 2021 stands at 70.5%, a significant decrease compared to 88.1% one year ago. The Company has additional borrowing capacity at the Federal Home Loan Bank of Cincinnati and approved lines of credit at two domestic banks.

•	Loan quality

Non-performing assets to total assets remains at a low level, currently at 0.43% which is the same ratio reported one year ago. Early stage delinquencies, defined as 30-89 days past due, were $7.6 million, or 0.39% of total loans, at June 30, 2021, compared to $10.3 million, or 0.43% of total loans, for the quarter ended June 30, 2020. Net charge-offs for the current quarter were $179 thousand, compared to $392 thousand in the same quarter in 2020. Total net charge-offs as a percentage of average net loans outstanding is 0.04% for the quarter ended June 30, 2021, down 0.04% compared to the same quarter in 2020.

As a result of improved factors that exist in the current economic environment as well as the decrease in the loan portfolio when compared to prior quarters, the Company was able to decrease its provision for credit losses to $50 thousand for the quarter ended June 30, 2021, compared to the $425 thousand recorded in the first quarter of this year. As an overall percentage of loans, the allowance for credit losses increased to 1.27% for the current quarter compared to 1.22% for the quarter ended March 31, 2021. Excluding the PPP loans, this allowance for credit losses to gross loans ratio increased to 1.33% (non-GAAP) as of June 30, 2021, and the ratio of the allowance for credit losses to gross loans, excluding PPP loans and acquired loans is 1.52% (non-GAAP).

•	Net interest margin

The net interest margin for the three months ended June 30, 2021 was 3.54%, a 20 basis points decrease from the quarter ended June 30, 2020, and 4 basis points less than the 3.58% reported for the linked quarter. In comparing the second quarter of 2021 to the same period in 2020, asset yields decreased 56 basis points, while the cost of interest-bearing liabilities decreased 49 basis points. Most of the decrease in the asset yields was the result of lower rates earned on taxable and tax-exempt securities. Each of the major interest-bearing liability categories experienced cost decreases compared to one year ago. The net interest margin for the quarter ended June 30, 2021 excluding interest and fees from PPP loans would decrease the margin by 12 basis points (non-GAAP). The net interest margin is also impacted by the additional accretion as a result of the discounted loan portfolios acquired in previous mergers, which increased the net interest margin by 4 basis points for the quarter ended June 30, 2021 and 5 basis points for the quarter ended June 30, 2020.

•	Noninterest income

Noninterest income increased 8.1% to $9.9 million for the quarter ended June 30, 2021 compared to $9.1 million in the same quarter in 2020. The Company’s wealth management businesses led the improvement as trust fee income increased $506 thousand, or 27.32%, insurance agency commissions increased $267 thousand, or 39.2% and investment commissions increased $219 thousand, or 72%. Other improvements noted include debit card interchange fees increasing $259 thousand, or 26.78%, and other operating income increasing $471 thousand, or 141%. Those increases were offset by a $1.2 million, or 31.66%, decrease in gain on sale of mortgage loan income resulting from a slowdown in the level of mortgage loan refinancing.

•	Noninterest expenses

Farmers has remained committed to managing the level of noninterest expenses. Total noninterest expenses for the second quarter of 2021 decreased 1.72% to $17.4 million compared to $17.7 million in the same quarter in 2020. This was primarily a result of decreases in telephone and data communication costs of $209 thousand, or 60.06%, core processing charges of $103 thousand, or 11.03%, advertising expense of $126 thousand, or 39.13%, and FDIC insurance of $105 thousand, or 46.67%. These decreases were offset by increases of $215 thousand, or 12.84%, in occupancy and equipment expense and $153 thousand, or 1.58%, in salaries and employee benefits. Annualized noninterest expenses excluding acquisition costs (non-GAAP) measured as a percentage of quarterly average assets improved from 2.50% in the second quarter of 2020 to 2.12% in the second quarter of 2021.

•	Efficiency ratio

The efficiency ratio for the quarter ended June 30, 2021 improved to 46.14% compared to 50.75% for the same quarter in 2020. The increases in several categories of noninterest income and net interest income, accompanied with lower noninterest expenses were the main drivers of the improvement.

Founded in 1887, Farmers National Banc Corp. is a diversified financial services company headquartered in Canfield, Ohio, with $3.3 billion in banking assets. Farmers National Banc Corp.’s wholly-owned subsidiaries are comprised of The Farmers National Bank of Canfield, a full-service national bank engaged in commercial and retail banking with 41 banking locations in Mahoning, Trumbull, Columbiana, Stark, Wayne, Medina, Geauga and Cuyahoga Counties in Ohio and Beaver County in Pennsylvania, and Farmers Trust Company, which operates five trust offices and offers services in the same geographic markets. Total wealth management assets under care at June 30, 2021 are $3.1 billion. Farmers National Insurance, LLC and Bowers Insurance Agency, Inc., wholly-owned subsidiaries of The Farmers National Bank of Canfield, offer a variety of insurance products.

Non-GAAP Disclosure

This press release includes disclosures of Farmers’ tangible common equity ratio, return on average tangible assets, return on average tangible equity, net income excluding costs related to acquisition activities and allowance for credit losses to gross loans, excluding PPP loans and acquired loans, which are financial measures not prepared in accordance with generally accepted accounting principles in the United States (GAAP). A non-GAAP financial measure is a numerical measure of historical or future financial performance, financial position or cash flows that excludes or includes amounts that are required to be disclosed by GAAP. Farmers believes that these non-GAAP financial measures provide both management and investors a more complete understanding of the underlying operational results and trends and Farmers’ marketplace performance. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the numbers prepared in accordance with GAAP. The reconciliations of non-GAAP financial measures to their GAAP equivalents are included in the tables following Consolidated Financial Highlights below.

Forward-Looking Statements

This earnings release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about Farmers’ financial condition, results of operations, asset quality trends and profitability. Forward-looking statements are not historical facts but instead represent only management’s current expectations and forecasts regarding future events, many of which, by their nature, are inherently uncertain and outside of Farmers’ control. Forward-looking statements are preceded by terms such as “expects,” “believes,” “anticipates,” “intends” and similar expressions, as well as any statements related to future expectations of performance or conditional verbs, such as “will,” “would,” “should,” “could” or “may.” Farmers’ actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Factors that could cause Farmers’ actual results to differ materially from those described in the forward-looking statements include impacts from the COVID-19 pandemic, including further resurgence in the spread of COVID-19, on local, national and global economic conditions; higher default rates on loans made to our customers related to COVID-19 and its impact on our customers’ operations and financial condition; unexpected changes in interest rates or disruptions in the mortgage markets related to COVID-19 or other responses to the health crisis; impacts of the upcoming U.S. elections on the regulatory landscape, capital markets, and response to and management of the COVID-19 pandemic including further economic stimulus from the federal government; Farmers’ failure to integrate Cortland and Cortland Bank with Farmers in accordance with expectations; deviations from performance expectations related to Cortland and Cortland Bank; and the other factors contained in Farmers’ Annual Report on Form 10-K for the year ended December 31, 2020 and subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (SEC) and available on Farmers’ website (www.farmersbankgroup.com) and on the SEC’s website (www.sec.gov). Forward-looking statements are not guarantees of future performance and should not be relied upon as representing management’s views as of any subsequent date. Farmers does not undertake any obligation to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed merger with Cortland, Farmers will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Cortland and a prospectus of Farmers, as well as other relevant documents concerning the proposed transaction.

SHAREHOLDERS OF CORTLAND AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT FARMERS, CORTLAND, THE PROPOSED MERGER, THE PERSONS SOLICITING PROXIES WITH RESPECT TO THE PROPOSED MERGER AND THEIR INTERESTS IN THE PROPOSED MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement on Form S-4 (when available) and other documents filed with the SEC by Farmers through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Farmers will be available free of charge on Farmers’ website at https://www.farmersbankgroup.com or may be obtained from Farmers by written request to Farmers National Banc Corp., 20 South Broad Street, Canfield, Ohio 44406, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act.

The respective directors and executive officers of Farmers and Cortland and other persons may be deemed to be participants in the solicitation of proxies from Cortland shareholders with respect to the merger. Information regarding the directors and executive officers of Farmers is available in its proxy statement filed with the SEC on March 12, 2021 in connection with its 2021 Annual Meeting of Shareholders. Information regarding directors and executive officers of Cortland is available on its website at www.cortlandbank.com. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus to be included in the Registration Statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Farmers National Banc Corp. and Subsidiaries

Consolidated Financial Highlights

(Amounts in thousands, except per share results) Unaudited

Consolidated Statements of Income	For the Three Months Ended					For the Six Months Ended
	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,	June 30,	June 30,	Percent
	2021	2021	2020	2020	2020	2021	2020	Change
Total interest income	$28,609	$27,790	$28,833	$27,635	$28,142	$56,399	$55,859	1.0%
Total interest expense	2,119	2,523	3,030	3,470	4,221	4,642	9,636	-51.8%

Net interest income	26,490	25,267	25,803	24,165	23,921	51,757	46,223	12.0%
Provision for loan losses	50	425	3,000	2,600	2,400	475	3,500	-86.4%
Noninterest income	9,872	10,583	10,682	9,467	9,136	20,455	17,006	20.3%
Acquisition related costs	104	12	1,798	58	48	116	1,367	-91.5%
Other expense	17,330	17,756	17,979	17,662	17,692	35,086	35,110	-0.1%

Income before income taxes	18,878	17,657	13,708	13,312	12,917	36,535	23,252	57.1%
Income taxes	3,303	3,101	2,351	2,443	1,906	6,404	3,602	77.8%

Net income	$15,575	$14,556	$11,357	$10,869	$11,011	$30,131	$19,650	53.3%

Average diluted shares outstanding	28,353	28,336	28,322	28,291	28,280	28,336	28,492
Basic earnings per share	0.55	0.52	0.40	0.39	0.39	1.07	0.69
Diluted earnings per share	0.55	0.51	0.40	0.38	0.39	1.06	0.69
Cash dividends	3,107	3,107	3,100	3,101	3,100	6,214	6,204
Cash dividends per share	0.11	0.11	0.11	0.11	0.11	0.22	0.22
Performance Ratios
Net Interest Margin (Annualized)	3.54%	3.58%	3.73%	3.59%	3.74%	3.56%	3.74%
Efficiency Ratio (Tax equivalent basis)	46.14%	48.24%	50.25%	50.66%	50.75%	47.17%	55.04%
Return on Average Assets (Annualized)	1.90%	1.87%	1.49%	1.46%	1.56%	1.89%	1.44%
Return on Average Equity (Annualized)	17.17%	16.81%	13.10%	12.87%	14.02%	17.15%	12.81%
Dividends to Net Income	19.95%	21.35%	27.30%	28.53%	28.15%	20.62%	31.57%
Other Performance Ratios (Non-GAAP)
Return on Average Tangible Assets	1.93%	1.87%	1.52%	1.50%	1.58%	1.90%	1.46%
Return on Average Tangible Equity	19.81%	19.30%	15.48%	15.30%	16.69%	19.76%	15.03%
Return on Average Tangible Equity excluding acquisition costs	19.91%	19.31%	17.43%	15.37%	16.75%	19.82%	15.88%

Consolidated Statements of Financial Condition

	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,
	2021	2021	2020	2020	2020
Assets
Cash and cash equivalents	$149,357	$326,385	$254,621	$199,575	$103,954
Securities available for sale	996,271	802,866	575,600	481,509	475,614
Equity securities	6,658	6,902	6,881	8,307	8,375

Loans held for sale	1,922	3,993	4,766	7,076	3,395
Loans	1,959,865	2,037,404	2,078,044	2,147,158	2,143,600
Less allowance for credit losses (a)	24,806	24,935	22,144	19,341	16,960

Net Loans	1,935,059	2,012,469	2,055,900	2,127,817	2,126,640

Other assets	170,791	171,909	173,380	164,895	161,611

Total Assets	$3,260,058	$3,324,524	$3,071,148	$2,989,179	$2,879,589

Liabilities and Stockholders’ Equity
Deposits
Noninterest-bearing	$663,640	$675,045	$608,791	$577,334	$593,162
Interest-bearing	2,115,183	2,158,009	2,002,087	1,960,998	1,846,323

Total deposits	2,778,823	2,833,054	2,610,878	2,538,332	2,439,485
Other interest-bearing liabilities	78,369	79,683	78,906	81,690	80,115
Other liabilities	35,958	64,432	31,267	29,189	28,637

Total liabilities	2,893,150	2,977,169	2,721,051	2,649,211	2,548,237
Stockholders’ Equity	366,908	347,355	350,097	339,968	331,352

Total Liabilities and Stockholders’ Equity	$3,260,058	$3,324,524	$3,071,148	$2,989,179	$2,879,589

Period-end shares outstanding	28,322	28,237	28,190	28,186	28,180
Book value per share	$12.95	$12.30	$12.42	$12.06	$11.76
Tangible book value per share (Non-GAAP)*	11.23	10.56	10.66	10.23	9.92

*	Tangible book value per share is calculated by dividing tangible common equity by average outstanding shares

Capital and Liquidity
Common Equity Tier 1 Capital Ratio (b)	14.10%	13.49%	13.22%	12.98%	12.65%
Total Risk Based Capital Ratio (b)	15.70%	15.10%	14.72%	14.36%	13.92%
Tier 1 Risk Based Capital Ratio (b)	14.54%	13.93%	13.67%	13.43%	13.10%
Tier 1 Leverage Ratio (b)	9.70%	9.69%	9.77%	9.67%	9.71%
Equity to Asset Ratio	11.25%	10.45%	11.40%	11.37%	11.51%
Tangible Common Equity Ratio (c)	9.90%	9.10%	9.94%	9.82%	9.88%
Net Loans to Assets	59.36%	60.53%	66.94%	71.18%	73.85%
Loans to Deposits	70.53%	71.92%	79.59%	84.59%	87.87%
Asset Quality
Non-performing loans	$13,873	$11,640	$13,835	$11,841	$12,225
Other Real Estate Owned	30	30	0	73	41
Non-performing assets	13,903	11,670	13,835	11,914	12,266
Loans 30 - 89 days delinquent	7,606	7,183	9,297	10,134	10,336
Charged-off loans	502	284	387	393	524

Recoveries	323	200	190	174	132
Net Charge-offs	179	84	197	219	392
Annualized Net Charge-offs to
Average Net Loans Outstanding	0.04%	0.02%	0.04%	0.04%	0.08%
Allowance for Credit Losses to Total Loans (a)	1.27%	1.22%	1.07%	0.90%	0.79%
Non-performing Loans to Total Loans	0.71%	0.57%	0.67%	0.55%	0.57%
Allowance to Non-performing Loans (a)	178.81%	214.22%	160.06%	163.34%	138.73%
Non-performing Assets to Total Assets	0.43%	0.35%	0.45%	0.40%	0.43%

(a)	CECL method used for the June 30 and March 31, 2021 quarters. Prior periods used the incurred loss methodology.
(b)	June 30, 2021 ratio is estimated
(c)	This is a non-GAAP financial measure. A reconciliation to GAAP is shown below

Reconciliation of Total Assets to Tangible Assets

	For the Three Months Ended					For the Six Months Ended
	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,	June 30,	June 30,
	2021	2021	2020	2020	2020	2021	2020
Total Assets	$3,260,058	$3,324,524	$3,071,148	$2,989,179	$2,879,589	$3,260,058	$2,879,589
Less Goodwill and other intangibles	48,985	49,301	49,617	51,608	51,866	48,985	51,866

Tangible Assets	$3,211,073	$3,275,223	$3,021,531	$2,937,571	$2,827,723	$3,211,073	$2,827,723

Average Assets	3,280,316	3,155,695	3,033,005	2,957,702	2,842,730	3,218,372	2,741,903
Less average Goodwill and other intangibles	49,193	49,509	51,476	51,754	52,052	49,350	47,088

Average Tangible Assets	$3,231,123	$3,106,186	$2,981,529	$2,905,948	$2,790,678	$3,169,022	$2,694,815

Reconciliation of Common Stockholders’ Equity to Tangible Common Equity

	For the Three Months Ended					For the Six Months Ended
	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,	June 30,	June 30,
	2021	2021	2020	2020	2020	2021	2020
Stockholders’ Equity	$366,908	$347,355	$350,097	$339,968	$331,352	$366,908	$331,352
Less Goodwill and other intangibles	48,985	49,301	49,617	51,608	51,866	48,985	51,866

Tangible Common Equity	$317,923	$298,054	$300,480	$288,360	$279,486	$317,923	$279,486

Average Stockholders’ Equity	363,753	351,190	344,949	335,982	315,988	354,334	308,524
Less average Goodwill and other intangibles	49,193	49,509	51,476	51,754	52,052	49,350	47,088

Average Tangible Common Equity	$314,560	$301,681	$293,473	$284,228	$263,936	$304,984	$261,436

Reconciliation of Net Income, Excluding Acquisition Related Costs

	For the Three Months Ended					For the Six Months Ended
	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,	June 30,	June 30,
	2021	2021	2020	2020	2020	2021	2020
Net income	$15,575	$14,556	$11,357	$10,869	$11,011	$30,131	$19,650
Acquisition related costs - tax equated	83	9	1,431	50	41	92	1,104

Net income - Adjusted	$15,658	$14,565	$12,788	$10,919	$11,052	$30,223	$20,754

Diluted EPS excluding acquisition costs	$0.55	$0.51	$0.45	$0.39	$0.39	$1.07	$0.73

Reconciliation of Allowance for Credit Losses to Gross Loans, Excluding PPP Loans and Acquired Loans

	For the Three Months Ended
	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,
	2021	2021	2020	2020	2020
Gross Loans	$1,959,865	$2,037,404	$2,078,044	$2,147,158	$2,143,600
PPP Loans	92,073	136,826	125,396	194,490	192,969

Loans less PPP	1,867,792	1,900,578	1,952,648	1,952,668	1,950,631

Allowance for Credit Losses to Gross Loans Excluding PPP (a)	1.33%	1.31%	1.13%	0.99%	0.87%

Acquired Loans	233,772	251,616	272,150	294,712	320,184

Loans less PPP and Acquired	$1,634,020	$1,648,962	$1,680,498	$1,657,956	$1,630,447

Allowance for Credit Losses to Gross Loans Excluding PPP and Acquired (a)	1.52%	1.51%	1.32%	1.17%	1.04%

(a)	CECL method used for the June 30 and March 31, 2021 quarters. Prior periods used the incurred loss methodology.

	For the Three Months Ended
	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,
End of Period Loan Balances	2021	2021	2020	2020	2020
Commercial real estate	$704,809	$702,556	$713,936	$710,730	$715,342
Commercial	351,261	406,064	404,492	481,593	472,012
Residential real estate	490,340	508,483	524,193	526,627	528,853
Consumer	190,064	193,295	203,061	209,883	208,374
Agricultural loans	223,427	227,073	232,129	219,896	221,556

Total, excluding net deferred loan costs	$1,959,901	$2,037,471	$2,077,811	$2,148,729	$2,146,137

	For the Three Months Ended
	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,
Noninterest Income	2021	2021	2020	2020	2020
Service charges on deposit accounts	$790	$808	$930	$904	$753
Bank owned life insurance income	300	284	187	196	204
Trust fees	2,358	2,236	1,950	1,973	1,852
Insurance agency commissions	948	1,001	776	784	681
Security gains (losses)	32	488	179	70	(26)
Retirement plan consulting fees	389	320	394	341	408
Investment commissions	523	504	450	353	304
Net gains on sale of loans	2,500	3,185	3,901	3,348	3,658
Debit card and EFT fees	1,226	1,084	1,061	1,048	967
Other operating income	806	673	854	450	335

Total Noninterest Income	$9,872	$10,583	$10,682	$9,467	$9,136

	For the Three Months Ended
Noninterest Expense	June 30, 2021	March 31, 2021	Dec. 31, 2020	Sept. 30, 2020	June 30, 2020
Salaries and employee benefits	$9,866	$9,976	$9,638	$10,244	$9,713
Occupancy and equipment	1,890	2,275	2,060	1,719	1,675
State and local taxes	551	554	515	576	583
Professional fees	830	1,056	341	753	823
Merger related costs	104	12	1,798	58	48
Advertising	196	260	478	460	322
FDIC insurance	120	170	100	200	225
Intangible amortization	316	316	332	332	331
Core processing charges	831	627	831	925	934
Telephone and data	139	138	154	182	348
Other operating expenses	2,591	2,384	3,530	2,271	2,738

Total Noninterest Expense	$17,434	$17,768	$19,777	$17,720	$17,740

Average Balance Sheets and Related Yields and Rates

(Dollar Amounts in Thousands)

	Three Months Ended June 30, 2021			Three Months Ended June 30, 2020
	AVERAGE BALANCE	INTEREST (1)	RATE (1)	AVERAGE BALANCE	INTEREST (1)	RATE (1)
EARNING ASSETS
Loans (2)	$1,991,838	$23,669	4.77%	$2,101,500	$24,842	4.75%
Taxable securities	512,779	2,511	1.96	197,906	1,278	2.60
Tax-exempt securities (2)	340,539	2,952	3.48	252,818	2,459	3.91
Equity securities	14,666	121	3.31	17,687	137	3.12
Federal funds sold and other	218,093	58	0.11	70,279	30	0.17

Total earning assets	3,077,915	29,311	3.82	2,640,190	28,746	4.38
Nonearning assets	202,401			202,540

Total assets	$3,280,316			$2,842,730

INTEREST-BEARING LIABILITIES
Time deposits	$392,663	$1,008	1.03%	$493,048	$2,181	1.78%
Brokered time deposits	15,429	29	0.75	84,198	319	1.52
Savings deposits	516,428	165	0.13	457,188	267	0.23
Demand deposits	1,226,894	627	0.20	823,058	1,093	0.53
Short term borrowings	4,674	3	0.26	12,613	18	0.57
Long term borrowings	74,496	287	1.55	76,751	343	1.80

Total interest-bearing liabilities	$2,230,584	2,119	0.38	$1,946,856	4,221	0.87

NONINTEREST-BEARING LIABILITIES AND STOCKHOLDERS’ EQUITY
Demand deposits	666,053			556,649
Other liabilities	19,926			23,237
Stockholders’ equity	363,753			315,988

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,280,316			$2,842,730

Net interest income and interest rate spread		$27,192	3.44%		$24,525	3.51%

Net interest margin			3.54%			3.74%

(1)	Interest and yields are calculated on a tax-equivalent basis where applicable.
(2)

For 2021, adjustments of $92 thousand and $610 thousand, respectively, were made to tax equate income on tax exempt loans and tax exempt securities. For 2020, adjustments of $98 thousand and $506 thousand, respectively, were made to tax equate income on tax exempt loans and tax exempt securities. These adjustments were based on a marginal federal income tax rate of 21%, less disallowances.

	Six Months Ended June 30, 2021			Six Months Ended June 30, 2020
	AVERAGE BALANCE	INTEREST (1)	RATE (1)	AVERAGE BALANCE	INTEREST (1)	RATE (1)
EARNING ASSETS
Loans (2)	$2,016,223	$47,569	4.76%	$2,014,678	$49,039	4.89%
Taxable securities	421,847	4,230	2.02	209,139	2,825	2.72
Tax-exempt securities	311,453	5,565	3.60	242,016	4,702	3.91
Equity securities (2)	14,753	242	3.31	16,996	277	3.28
Federal funds sold and other	241,898	129	0.11	64,090	179	0.56

Total earning assets	3,006,174	57,735	3.87	2,546,919	57,022	4.50
Nonearning assets	212,198			194,984

Total assets	$3,218,372			$2,741,903

INTEREST-BEARING LIABILITIES
Time deposits	$416,429	$2,263	1.10%	$494,385	$4,623	1.88%
Brokered time deposits	23,669	75	0.64	94,846	802	1.69
Savings deposits	506,188	358	0.14	441,232	588	0.27
Demand deposits	1,155,642	1,359	0.24	756,882	2,486	0.66
Short term borrowings	3,735	7	0.38	37,544	338	1.81
Long term borrowings	75,248	580	1.55	88,491	799	1.82

Total interest-bearing liabilities	$2,180,911	4,642	0.43	$1,913,380	9,636	1.01
NONINTEREST-BEARING LIABILITIES AND STOCKHOLDERS’ EQUITY
Demand deposits	$661,550			$502,710
Other liabilities	21,577			17,289
Stockholders’ equity	354,334			308,524

TOTAL LIABILITIES AND STOCKHOLD ERS’ EQUITY	$3,218,372			$2,741,903

Net interest income and interest rate spread		$53,093	3.44%		$47,386	3.49%

Net interest margin			3.56%			3.74%

(1)	Interest and yields are calculated on a tax-equivalent basis where applicable.
(2)

For 2021, adjustments of $187 thousand and $1.2 million, respectively, were made to tax equate income on tax exempt loans and tax exempt securities. For 2020, adjustments of $196 thousand and $967 thousand, respectively, were made to tax equate income on tax exempt loans and tax exempt securities. These adjustments were based on a marginal federal income tax rate of 21%, less disallowances.